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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-14066

SOUTHERN PERU COPPER CORPORATION

(Exact name of registrant as specified in its charter)

2575 EAST CAMELBACK RD.
PHOENIX, AZ 85016
(602) 977-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

INTERESTS IN THE SAVINGS PLAN OF SOUTHERN PERU COPPER CORPORATION AND
PARTICIPATING SUBSIDIARIES AND SHARES OF COMMON STOCK OF SOUTHERN PERU

(Title of each class of securities covered by this Form)

COPPER CORPORATION REGISTERED PURSUANT TO REGISTRATION STATEMENT ON FORM S-8 NO. 333-40293 DATED NOVEMBER 14, 1997.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	FIVE (5)

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	JUNE 30, 2004	By:	/s/ Jose N Chirinos
JOSE N. CHIRINOS, TREASURER

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

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